Exhibit (21.0)
BADGER METER, INC.

SUBSIDIARIES OF THE REGISTRANT

The Company's subsidiaries are listed below. All of the subsidiaries of the Company listed below are included in the Company's consolidated financial statements.

Name	Percentage of Ownership	State or country in which originated

Badger Meter de las Americas, SA de CV	100%	Mexico

Badger Meter Canada, Inc.	100%	Canada

Badger Meter Czech Republic	100%	Czech Republic
(a subsidiary of Badger Meter International)

Badger Meter Europe, GmbH	100%	Federal Republic of Germany

Badger Meter International, Inc.	100%	United States of America (Wisconsin)
(an international holding company of Badger Meter, Inc.)

Badger Meter de Mexico, SA de CV	100%	Mexico

Badger Meter Slovakia	100%	Slovakia
(a subsidiary of Badger Meter Europe, GmbH)

National Meter and Automation, Inc.	100%	United States of America (Colorado)

Remag AG	100%	Switzerland
(a subsidiary of Badger Meter International, Inc.)